UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 30, 2011

BHP BILLITON LIMITED (ABN 49 004 028 077)	BHP BILLITON PLC (REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Company Secretariat

	BHP Billiton Limited	BHP Billiton Plc
	180 Lonsdale Street	Neathouse Place
	Melbourne Victoria 3000 Australia	London SW1V 1BH UK
GPO BOX 86A
	Melbourne Victoria 3001 Australia	Tel +44 20 7802 4000
	Tel +61 1300 55 47 57 Fax +61 3 9609 4372	Fax + 44 20 7802 4111
30 August 2011	bhpbilliton.com	bhpbilliton.com

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

Notification of Change of Interests of Directors and Connected Persons

(Australian Securities Exchange Listing Rules Appendix 3Y)

(Listing Rules & Disclosure and Transparency Rules of the UK Listing Authority)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Securities Exchange (ASX) Listing Rules, the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Acts and the Group’s Securities Dealing document.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2, the UK Listing Authority Disclosure and Transparency Rule 3.1.4 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and in accordance with the Group’s Securities Dealing document.

Name of person discharging managerial responsibilities	Mr M J Kloppers

Date of last notice	1 July 2011

Date issuer informed of transaction	29 August 2011

Date and place of transaction	25 August 2011 (London Stock Exchange) 26 August 2011 (Australian Securities Exchange)

Nature of transaction

225,000 ordinary shares in BHP Billiton Plc following the exercise of Performance Shares under the 2006 Long Term Incentive Plan.

46,951 ordinary shares in BHP Billiton Limited following the exercise of Deferred Shares under the 2009 Group Incentive Scheme.

In addition, an on-market sale of 144,696 BHP Billiton Plc ordinary shares on the London Stock Exchange, made in order to meet expected tax obligations. Also, 620 BHP Billiton Limited shares previously held directly were transferred to an indirect account.

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 180 Lonsdale Street, Melbourne Victoria 3000 Australia	Registered Office: Neathouse Place, London SW1V 1BH UK

Members of the BHP Billiton Group which is headquartered in Australia

Part 1 – Change of relevant interests in securities

Included in this Part are:

•	in the case of a trust, interests in the trust made available by the responsible entity of the trust;

•	details of the circumstance giving rise to the relevant interest;

•	details and estimated valuation if the consideration is non-cash; and

•	changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Indirect / Direct

Nature of indirect interest (including registered holder)

Mr Kloppers has an indirect interest in 688,895* ordinary shares in BHP Billiton Plc, as follows:

i)       363,520 ordinary shares in BHP Billiton Plc registered in the name of Lynchwood Nominees Limited of which Mr Kloppers is the beneficial holder;

ii)     80,000 ordinary shares in BHP Billiton Plc held by the Kloppers Family Superannuation Fund and registered in the name of Lynchwood Nominees Limited; and

iii)    245,375* ordinary shares in BHP Billiton Plc held by Maricar Pty Ltd as trustee for the Maricar Family Trust and registered in the name of Lynchwood Nominees Limited.

Mr Kloppers also has an indirect interest in 171,325* ordinary shares in BHP Billiton Limited, as follows:

iv)    148,000* ordinary shares in BHP Billiton Limited held by Maricar Pty Ltd as trustee for the Maricar Family Trust and registered in the name of UBS Wealth Management Australia Nominees Pty Ltd; and

v)      23,000* ordinary shares in BHP Billiton Limited held by the Kloppers Family Superannuation Fund and registered in the name of UBS Wealth Management Australia Nominees Pty Ltd: and

vi)    325 ordinary shares in BHP Billiton Limited held by Computershare Nominees on behalf of Shareplus participants as Acquired Shares under the scheme. Shareplus is an all employee share purchase plan of the BHP Billiton Group.

*  Note – total above reflects shares acquired from this transaction.

Date of change	25 August 2011 (on London Stock Exchange)
26 August 2011 (on Australian Securities Exchange)

No. of securities held prior to change	608,591 (BHP Billiton Plc) – Indirect 123,754 (BHP Billiton Limited) – Indirect 656 (BHP Billiton Limited) – Direct(1)

Class	Ordinary Shares in Plc BHP Billiton Plc & BHP Billiton Limited

Number acquired	225,000 (BHP Billiton Plc)
46,951 (BHP Billiton Limited)

Number disposed	144,696 (BHP Billiton Plc)

Value/Consideration	Exercise of 225,000 (BHP Billiton Plc) & 46,951 (BHP Billiton Limited) at nil cost
Sale of 144,696 (BHP Billiton Plc) at £19.40 (ave) per share

No. of securities held after change	688,895 (BHP Billiton Plc) – Indirect
171,325 (BHP Billiton Limited) – Indirect

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The acquisition of 225,000 ordinary shares in BHP Billiton Plc following the exercise of Performance Shares under the 2006 Long Term Incentive Plan and 46,951 Deferred Shares under the BHP Billiton Limited 2009 Group Incentive Scheme. In addition, an on-market sale of 144,696 ordinary shares in BHP Billiton Plc on the London Stock Exchange, made in order to meet expected tax obligations.

Any additional information	Shareplus - correction of administrative oversight (see below)

(1)

In April 2011 it was reported that 336 BHP Billiton Limited shares were transferred to Mr Kloppers’ direct shareholding under the Group’s all employee share plan SharePlus. Due to an administrative oversight 36 of these shares which were held indirectly by Computershare Nominees were sold to satisfy a tax obligation but were incorrectly reported in the disclosure notice as having been transferred to Mr Kloppers. The 36 BHP Billiton Limited shares were sold without Mr Kloppers’ knowledge on 4 April 2011 at A$47.00 per share and the remaining shares were transferred to Mr Kloppers’ direct shareholding.

Part 2 – Change of interests in contracts other than as described in Part 4

Included in this Part are:

•	only details of a contract in relation to which the interest has changed; and

•	details and estimated valuation if the consideration is non-cash.

Detail of contract	—

Nature of interest	—

Name of registered holder (if issued securities)	—

No. and class of securities to which interest related prior to change	—

Interest acquired	—

Interest disposed	—

Value/Consideration	—

Interest after change	—

Part 3 – Closed period

Were the interests in the securities or contracts detailed above traded during a closed period where prior written clearance was required?	No.

If so, was prior written clearance provided to allow the trade to proceed during this period?	—

If prior written clearance was provided, on what date was this provided?	—

Part 4 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	—

Period during which or date on which exercisable	—

Total amount paid (if any) for the grant	—

Description of securities involved: class; number	—

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—

Total number of securities over which options or other rights held at the date of this notice	BHP Billiton Limited interests:

	1,283,327 –	maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the LTIP

	54,831 –	maximum number of Deferred Shares (ordinary shares of BHP Billiton Limited) under the GIS

	325 –	maximum number of Matched Shares (ordinary shares of BHP Billiton Limited) under Shareplus

	1,338,483 –	Total

Any additional information	This notification is in respect of an exercise of vested 2006 Performance Shares (225,000) under the BHP Billiton Plc Long Term incentive Plan and the exercise of vested 2009 Deferred Shares (46,951) under the BHP Billiton Limited Group Incentive Scheme.

Part 5 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Libby Joyner – BHP Billiton Limited
Geof Stapledon – BHP Billiton Plc

Contact details	Libby Joyner	Tel:	+61 3 9609 2339
		Fax:	+61 3 9609 4372

	Geof Stapledon	Tel:	+44 20 7802 4176
		Fax:	+44 20 7802 3054

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: August 30, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary